UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendments No. )*



Biosource International Inc.
(Name of Issuer)


Common Stock
(Title of Class Securities)


09066H104
____________________________________
(CUSIP Number)



12/31/00

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
X	Rule 13d-1(b)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter
 the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
 (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid
OMB control number.



CUSIP No.  09066H104

	1.	Name of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only).

Artemis Investment Management LLC
13-4026311

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)
		(b)


	3.	SEC Use Only

	4.	Citizenship or Place of Organization    Delaware

5.	Sole Voting Power 701,205
6.	Shared Voting Power 0
7.	Sole Dispositive Power 701,205
8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by
        Each Reporting Person    701,205

10.	Check if the Aggregate Amount in Row (9
        Excludes Certain Shares (See Instructions)

	11.	Percent of Class Represented
                by Amount in Row (9)    6.80%
	12.	Type of Reporting Person (See Instructions)

  Investment Adviser


Item 1.
	(a)	Name of Issuer
Biosource International Inc.

	(b)	Address of Issuer's Principal Executive Offices
820 Flynn Road, #A
Camarillo, CA 93012

Item 2.
	(a)	Name of Person Filing
(i)	Artemis Investment Management LLC

	(b)	Address of Principal Business office or, if None, Residence
(i)	437 Madison Avenue, 28th Floor
(ii)	New York, NY 10022

	(c)	Citizenship
(i)	Delaware

	(d)	Title of Class Securities
Common Stock

	(e)	CUSIP Number
09066H104

Item 3.	If this statement is filed pursuant to
                 section 240.13d-1(b), or 240.13d-2(b)
                 or (c), check whether the person filing is a:
An investment adviser in accordance
with section 240.13d-1(b)(1)(ii)(E).

This statement is filed by Artemis Investment
Management LLC, an investment adviser
registered under the Investment Advisers Act of 1940.


Item 4.	Ownership
Common Stock:
(a)	Amount Beneficially Owned:	701,205
(b)	Percent of Class:	6.80%
(c)	Number of shares as to which the joint filers have:
(i)	sole power to vote or to direct the vote:701,205
(ii)	shared power to vote or to direct the vote:
(iii)	sole power to dispose or to direct the disposition of:  701,205
(iv)	shared power to dispose of or to direct the disposition of:
(v)
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following.

Item 6.	Ownership of More than Five Percent on
                  Behalf of Another Person.

Item 7.	Identification and Classification of the
                 Subsidiary Which Acquired the Security
                 Being Reported on By the Parent Holding
                 Company.

Item 8.	Identification and Classification of
                  Members of the Group.

Item 9.	Notice of Dissolution of Group.
Item 10.	Certification:
(a)	The following certification shall be included
if the statement is filed pursuant to section 240.13d-1
(b):By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Date:  June 11, 2001

Signature
James Ivan Thornton, Jr./Managing Member
Name/Title



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